UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*
                   VISIONQUEST WORLDWIDE HOLDINGS CORPORATION
                                (Name of Issuer)
                    Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)
                                  211478 10 2
                                 (CUSIP Number)
                              Allan Salovin, Esq.
                            Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7916
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 12, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAMES OF REPORTING PERSONS.
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  C. ALAN WITTEN

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
  (a) [ ]
  (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)

  PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States Citizen

NUMBER OF         7 Sole Voting Power
SHARES
BENEFICIALLY        1,750,000
BENEFICIALLY
OWNED BY
EACH             8 SHARED VOTING POWER
REPORTING          -0-
PERSON
WITH             9 SOLE DISPOSITIVE POWER

                   1,750,000

                10 SHARED DISPOSITIVE POWER

                   -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,750,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   15.4%

14 TYPE OF REPORTING PERSON (See Instructions)

   IN

ITEM 1: SECURITY AND ISSUER:

1(a) Common Stock, $.001 per share par value

1(b) VisionQuest Worldwide Holdings Corporation, 7674 Lake Mead Blvd., Suite
     150, Las Vegas, Nevada 89128

ITEM 2: IDENTITY AND BACKGROUND:

2(a) C. Alan Witten

2(b) 8801 Royal Harbor Court, Fort Worth, TX 76179

2(c)The undersigned was President of Sales of TLC National Marketing, an insurance marketing firm located at 6116 N. Central Expressway, Dallas, Texas 75206 from May, 1975 to August, 1999. Since that time, he has been a independent distributor of Issuer's product lines.

2(d) None

2(e) None

2(f)United States Citizen

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 On July 12, 2000, the undersigned purchased from Lee Kaplan, who was then Chairman of the Board and a Director of the Issuer, 1,700,000 shares of Issuer's Common Stock and 20% of Cirrus Strategies, a Master Distributor for the Issuer. The purchase price was $92,500. The Reporting Person previously owned 50,000 shares. The funds used by the Reporting Person were his personal funds.

ITEM 4: PURPOSE OF TRANSACTION

 Reporting Person acquired the shares as part of his personal investment plan.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

5(a) According to Issuer's Form 10-QSB for January 31, 2000, it had 11,027,355
shares of Common Stock outstanding as of August 14, 2000.   Reporting Person
beneficially owns 1,750,000 shares, giving him 15.4% of the Issuer's outstanding common stock as of August 24, 2000.

5(b) Reporting Person has sole voting and dispositive power over 1,750,000 shares.

5(c) Other than the transaction which is the subject of this report, no other transactions concerning Issuer's securities have been effected by Reporting Person within the last 60 days.

5(d) No person other than Reporting Person is entitled to receive or direct the receipt of dividends from the subject securities.

5(e) Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH 	RESPECT
TO SECURITIES OF THE ISSUER. Reporting Person has no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

       None

                                   SIGNATURE:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2000               /s/C. Alan Witten
Date                               Signature
                                   C. Alan Witten
                                   Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.